Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

October 15, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:       Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,254	10/11/2013	485BXT	0001137360-13-000582
1,228	9/12/2013	485BXT	0001137360-13-000528
1,203	8/15/2013	485BXT	0001137360-13-000479
1,175	7/19/2013	485BXT	0001137360-13-000427
1,144	6/21/2013	485BXT	0001137360-13-000372
1,104	5/23/2013	485BXT	0001137360-13-000294
1,079	4/26/2013	485BXT	0001137360-13-000246
1,048	3/28/2013	485BXT	0001137360-13-000194
1,018	3/1/2013	485BXT	0001137360-13-000137
984	2/1/2013	485BXT	0001137360-13-000075
949	1/4/2013	485BXT	0001137360-13-000008
921	12/7/2012	485BXT	0001137360-12-000644
893	11/9/2012	485BXT	0001137360-12-000589
867	10/11/2012	485BXT	0001137360-12-000541
833	9/13/2012	485BXT	0001137360-12-000485
806	8/17/2012	485BXT	0001137360-12-000438
780	7/19/2012	485BXT	0001137360-12-000388
747	6/22/2012	485BXT	0001137360-12-000329
718	5/24/2012	485BXT	0001137360-12-000270
686	4/27/2012	485BXT	0001137360-12-000216
650	3/30/2012	485BXT	0001137360-12-000160
619	3/2/2012	485BXT	0001137360-12-000108

593	2/3/2012	485BXT	0001137360-12-000059
560	1/6/2012	485BXT	0001137360-12-000012
538	12/9/2011	485BXT	0001137360-11-000513
515	11/10/2011	485BXT	0001137360-11-000470
485	10/14/2011	485BXT	0001137360-11-000418
458	9/16/2011	485BXT	0001137360-11-000366
434	8/19/2011	485BXT	0001137360-11-000326
408	7/21/2011	485BXT	0001137360-11-000281
388	6/24/2011	485BXT	0001137360-11-000248
375	5/27/2011	485BXT	0001137360-11-000228
349	4/29/2011	485BXT	0001137360-11-000188
310	4/1/2011	485BXT	0001137360-11-000147
239	1/18/2011	485APOS	0000930413-11-000264

The Amendments relate to Market Vectors Germany Mid-Cap ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

Vice President and Assistant Secretary